KVH Industries, Inc.
50 Enterprise Center
Middletown, Rhode Island 02842

June 22, 2017
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Joshua Shainess

Re:    KVH Industries, Inc.
Registration Statement on Form S-3
Filed June 21, 2017
File No. 333-218857
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, KVH Industries, Inc. (the “Company”) respectfully requests acceleration of the effective date of the Registration Statement referred to above so that it will become effective at 5:00 p.m., Eastern time, on Monday, June 26, 2017 or as soon as practicable thereafter.
The Company respectfully requests that you provide notice of effectiveness to John D. Hancock of Foley Hoag LLP by telephone at (617) 832-1201 and that you confirm such effectiveness in writing.
Very truly yours,

KVH Industries, Inc.

By: /s/ FELISE FEINGOLD
Felise Feingold, Vice President, General Counsel